UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

(Amendment No. 1)*

890 5th Avenue Partners, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

28250A105

(CUSIP NUMBER)

Adam Rothstein, Manager

200 Park Avenue Partners, LLC

14 Elm Place, Suite 206

Rye, New York 10580

(575) 914-6575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 28250A105

1	NAME OF REPORTING PERSONS 200 Park Avenue Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,852,540(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,852,540(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,852,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON* OO

(1) Consists of (i) 6,195,040 shares of Class F common stock, $0.0001 par value per share (“Class F Common Stock”), of 890 5th Avenue Partners, Inc., a Delaware corporation (the “Issuer”) which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value per share (“Class A Common Stock”) at the time of the Issuer’s initial business combination on a one-for-one basis, or earlier at the option of the holder, and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251650) and (ii) 657,500 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase one share of Class A Common Stock), acquired pursuant to a Private Placement Unit Subscription Agreement by and between 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”), and the Issuer. These securities are held directly by the Sponsor. Adam Rothstein, who is the manager of the Sponsor and the Executive Chairman, Secretary and a director of the Issuer, has voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein.

CUSIP No. 28250A105

1	NAME OF REPORTING PERSONS Adam Rothstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,852,540(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,852,540(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,852,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (i) 6,195,040 shares of the Issuer’s Class F Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, or earlier at the option of the holder, and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251650) and (ii) 657,500 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase one share of Class A Common Stock), acquired pursuant to a Private Placement Unit Subscription Agreement by and between the Sponsor and the Issuer. These securities are held directly by the Sponsor. Adam Rothstein, who is the manager of the Sponsor and the Executive Chairman, Secretary and a director of the Issuer, has voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”) and Adam Rothstein (collectively, the “Reporting Persons”) on January 25, 2021. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of 890 5th Avenue Partners, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Business Combination

On June 24, 2021, the Issuer entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Bolt Merger Sub I, Inc. (“Merger Sub I”), Bolt Merger Sub II, Inc. (“Merger Sub II”), and BuzzFeed, Inc. (“BuzzFeed”). The Merger Agreement provides for, among other things, the following transactions at the closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of the Issuer (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger,” together with the Merger, the “Two-Step Merger”) with Merger Sub II being the surviving company of the Second Merger. The Two-Step Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor and certain other stockholders of the Issuer entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with the Issuer and BuzzFeed, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of the Issuer all of its shares held of record or thereafter acquired in favor of the Business Combination and each other proposal related to the Business Combination on the agenda, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Lock-Ups

The Sponsor and certain holders of BuzzFeed capital stock, including its institutional holders and certain of its officers and directors, immediately prior to the closing of the Business Combination will be subject to post-closing lock-ups with respect to their shares of certain common stock of the Issuer for 180 days, subject to customary terms.

With certain limited exceptions, the founder shares are not transferable, assignable or salable by the Issuer's initial stockholders until the earlier of (1) one year after the completion of the Issuer's initial business combination and (2) the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after its initial business combination that results in all of the Issuer's stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last reported sale price of the Issuer's common stock shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer's initial business combination, the founder shares will be released from the lock-up.

Amendment to Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, the Issuer, the Sponsor and certain stockholders of the Issuer entered into an Amendment No. 1 to Registration Rights Agreement (the “Registration Rights Amendment”) pursuant to which, among other things, the parties agreed to extend the lock-up period therein with respect to shares underlying units purchased by the Sponsor and certain stockholders of the Issuer in a private placement that closed simultaneously with the Issuer’s initial public offering.

The foregoing description of the Registration Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Amendment, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, the Issuer, the Sponsor and certain stockholders of BuzzFeed and the Issuer will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted certain customary registration rights with respect to shares of the Issuer’s Class A Common Stock.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, the form of which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Voting Agreement

As a condition to the closing of the Business Combination, Jonah Peretti, the Chief Executive Officer of BuzzFeed, and certain stockholders affiliated with Mr. Peretti (the “Voting Agreement Parties”) shall agree to enter into a voting agreement (the “Voting Agreement”) in the form mutually agreed by the Issuer, the Sponsor and the Voting Agreement Parties, pursuant to which each of the Voting Agreement Parties shall agree to vote all shares in the capital of the Issuer held by such Voting Agreement Party in favor of the election of the following individuals to be members of the board of directors of the Issuer for a period of three years following the closing of the Business Combination: (a) one designee of the Sponsor; and (b) two director nominees to be designated by the Sponsor and approved by Mr. Peretti.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, the form of which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and any applicable contractual restrictions, the Reporting Person may in the future take such actions with respect to the Reporting Persons’ investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Class A Common Stock or selling some or all of their shares of Class A Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Sponsor Support Agreement is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Amendment No. 1 to Registration Rights Agreement is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The form of Amended and Restated Registration Rights Agreement is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The form of Voting Agreement is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1	Sponsor Support Agreement, dated as of June 24, 2021, by and among 200 Park Avenue Partners, LLC, 890 5th Avenue Partners, Inc., certain stockholders of 890 5th Avenue Partners, Inc. and BuzzFeed, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 24, 2021).

99.2	Amendment No. 1 to Registration Rights Agreement, dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc., 200 Park Avenue Partners, LLC, PA 2 Co-Investment LLC and Craig-Hallum Capital Group LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 24, 2021).

99.3	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 24, 2021).

99.4	Form of Voting Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 24, 2021).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

200 PARK AVENUE PARTNERS, LLC

By:	/s/ Adam Rothstein*
Adam Rothstein
Manager

/s/ Adam Rothstein*
Adam Rothstein

By:	/s/ Jason R. Sanderson*
Jason R. Sanderson, Attorney-in-Fact